                                                                 November 5, 2007

VIA EDGAR AND FACSIMILE

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-142309)
and Registration Statement on Form 8-A (No. 001-33767)

Dear Ms. Hardy:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, I, as General Corporate Counsel and authorized signatory of the Company, hereby request acceleration of the registration statement on Form S-1 (Registration No. 333-142309) and the related registration statement on Form 8-A (Registration No. 001-33767), each at 3:00 p.m., Eastern Standard Time, on November 8, 2007, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours, LUMBER LIQUIDATORS, INC.

By:	/s/ E. Livingston B. Haskell
E. Livingston B. Haskell